International Packaging and Logistics Group, Inc.

7700 Irvine Center Drive

Suite 870

Irvine, CA 92618

Phone: (949) 861-3560 Fax: (949) 861-3562

June 29, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549 USA

Attention:	Jennifer Lopez, Attorney - Advisor

Re:	International Packaging and Logistics Group, Inc Schedule 14F-1 Filed June 21, 2016 File No. 005-52535.

Dear Ms. Lopez:

The following contains our response to your comment letter dated June 28, 2016.

Comment 1) The index to forms under the SEC’s EDGAR filing system does not have a submission titled “Schedule 14f-1.” Please revise the submission title to conform with the standards recognized within our EDGAR Filer Manual. For additional guidance, please review the information available via this link: https://www.sec.gov/info/edgar/forms/edgform.pdf

Response:

The amended filing has been revised in two places:

1.	The title has been revised to “Schedule 14F-1”; and
2.	Our Edgar filers have corrected the submission header.

Comment 2) We note your disclosure that “[i]t is anticipated that the Closing will occur approximately ten days after the later of the filing of this Information Statement...or the date of mailing of this Information Statement.” (emphasis added). Please advise us whether or not the company timely fulfilled its disclosure obligations under Rule 14F-1.

Response:

The Company has timely fulfilled its disclosure obligation under Rule 14F-1

Comment 3) We note that the company’s shareholders that beneficially own greater than 5% of the outstanding common stock, including a former director, appear not to have filed the seemingly required beneficial ownership reports and amendments thereto on Schedule 13D or 13G pursuant to Sections 13(d) and 13(g) of the Exchange Act of 1934. Please advise us of the extent the issuer is in contact with such persons and how the issuer verified the beneficial ownership information reported.

Securities and Exchange Commission

June 29, 2016

Response:

The Shareholder is Standard Resources Ltd. and has been reported in the Form 10K since 2007. The control person is Allen Lin who is the President of H&H Glass a subsidiary of International Packaging and Logistics Group, Inc. The filing codes have been requested and the Schedule 13D will be filed as soon as the codes are received. A copy of the draft of the Schedule 13D is included for your records (Exhibit A).

Comment 4) Please revise to include all the information required by Item 7(b) of Schedule 14A and corresponding Item 401 of Regulation S-K. In this regard, please supplement the biographical information of Mr. Lin and include more detailed information related to his business experience and background for the past five years.

Response:

Allen Lin has been a director of International Packaging and Logistics, Inc. (“IPLO”) since 2007. Mr. Lin also is the president of H&H Glass Inc., a subsidiary of IPLO since 2007. Mr. Lin has over 20 years of packaging industry and financial venture investment experiences. Mr. Lin successfully founded H&H Glass Inc., in 1989, where he is instrumental in global manufacturing outsourcing for rigid packaging material (including but not limited to glass containers) in packaging distribution solutions for its North America market. Prior to founding H&H Glass Inc., Mr. Lin worked in finance for a fortune 500 firm headquartered in Chicago, Illinois. Mr. Lin has a degree of Mater of International Law from a national university in Germany and also holds an MBA from a national university in Chicago, Illinois, USA (graduated with Honor). Mr. Lin has gained international exposure from the tasks involved in identifying merger and acquisition candidates in the packaging distribution network and promoting his packaging business in the North American, South American and European continents. Born and raised in Taiwan, Mr. Lin is fluent in both Chinese and English.

Securities and Exchange Commission

June 29, 2016

In response to these comments, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/x/ Owen Naccarato

Owen Naccarato

CEO, Director

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

International Packaging and Logistics Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46010T 107
(CUSIP Number)

Owen Naccarato, Naccarato & Associates 18881 Von Karman Ave., Suite 1440, Irvine, California 92612 Phone: 949-851-9261
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	46010T 107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Standard Resources Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,915,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,915,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,915,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.9%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

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Item 1. Security and Issuer

The securities to which this statement relates are shares of common stock, $.001 par value (the "common stock") of International Packaging and Logistics Group, Inc. Principal executive offices of the Corporation are located at 7700 Irvine Center Drive, Suite 870, Irvine, California, 92608.

Item 2. Identity and Background

(a) Name:	Standard Resources Ltd.
(b) Place of Organization:	Hong Kong
(c) Principal Business:	Business Consulting
(d) Address of Principal Office:	Room 2202, 22F
168 Sai Yeung Choi Street Mongkok, Kowloon Hong Kong, China

(e) Criminal Proceedings:	None
(f) Civil Proceedings:	None

Item 3. Source and Amount of Funds or Other Considerations

Standard Resources Ltd. was issued the shares pursuant to an agreement and plan of merger that was entered into on May 11, 2007, by and among International Packaging and Logistics Group, Inc. (“IPLO”) (formerly Kaire Holdings Incorporated), YesRx.com, Inc. (a wholly owned subsidiary of IPLO, and H&H Glass, having its principal place of business at 7700 Irvine Center Drive Suite 870, Irvine, CA 92618 (see Form 8-K filed 5-14-2007).

In summary H&H Glass was acquired by IPLO in 2007 for an exchange of shares. The owner of H&H Glass was Allen Lin who had the shares he received issued in the name of Standard Resources Ltd, for whom he is the control person. Allen Lin is also the Director of the Company.

Item 4. Purpose of Transaction

Acquisition: In 2007, International Packaging and Logistics Group, Inc. through its wholly-owned subsidiary, YesRx.com acquired all the outstanding shares of H&H Glass, Inc., in exchange for 3,915,000 shares of its common stock in a reverse triangular merger. H&H Glass is a glass importer that supplies custom products such as perfume bottles and food condiment bottles, plus provides complementary services such as container design and mold making. H&H Glass imports glass containers from Asia and distributes to North America. H&H Glass acquires its products mainly from one supplier in China and Taiwan and sells its products through several distributors in the United States and Canada who service small to medium sized customers. H&H imports in excess of 1,000 shipping containers of glass a year. Depending on the size of the product, a container can contain anywhere from 3,000 to 300,000 pieces.

H&H Glass was to serve as the new base business for IPLO. All pharmacy operations was subsequently discontinued with the new focus on providing distribution services, specifically glass packaging, globally.

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Item 5. Interest in Securities of the Issuer

(a)	Standard Resources LTD owns 3,915,000 shares of Common Stock as of the date of this report which represents 86.9% of the common stock of the Company.

(b)	Number of shares as to which there is sole power to vote or to direct the vote: 3,915,000 shares

(c)	Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D: None as of today

(d)	If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included: N/A

(e)	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable): N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2016
Dated

/s/ Allen Lin
Signature

President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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